Filed by Anadarko Petroleum Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Union Pacific Resources Group Inc.
                                                    Commission File No.  1-13916



             ANADARKO TO MERGE WITH UNION PACIFIC RESOURCES GROUP

             THE NEW ANADARKO WILL HAVE BROADER GROWTH PORTFOLIO
                           AND MORE FINANCIAL STRENGTH


      HOUSTON AND FORT WORTH, TEXAS, APRIL 3, 2000 -- Anadarko Petroleum Corporation (NYSE:APC) and Union Pacific Resources Group Inc. (NYSE:UPR) today announced a merger that will create one of the largest independent exploration and production companies in the world in terms of 1999 reserves, production and drilling activity. The combined company will be called Anadarko Petroleum Corporation and will be headquartered in Houston.
      Under the agreement, which was unanimously approved by each company's board of directors, UPR shareholders will receive 0.4550 Anadarko common shares for each UPR common share they own. As a result, Anadarko shareholders will hold approximately 53 percent of the combined company and UPR shareholders approximately 47 percent. Based on the Anadarko closing price of 38.6875 on March 31, 2000, the combined company will have about 243 million shares outstanding and a market capitalization over $9 billion. Based on this closing price, the transaction has an implied value to UPR shareholders of $17.60 per share, representing a 21% premium to UPR's closing price on Friday, March 31, 2000. The stock-for-stock deal is subject to approval by shareholders of both UPR and Anadarko and customary regulatory approval. Following the merger, UPR will be a wholly owned subsidiary of Anadarko.
      Anadarko expects the merger to be treated as a tax-free reorganization and accounted for as a purchase. The merger agreement includes a provision under which UPR and Anadarko granted each other the right to purchase 19.9% of each other's outstanding shares. Anadarko believes the proposed merger will be immediately accretive to both cash flow and earnings.
                                    # more #

      Robert J. Allison, Jr. will continue to be Chairman and Chief Executive Officer of Anadarko. George Lindahl III, Chairman, President and Chief Executive Officer of UPR, will become Vice Chairman of Anadarko after the merger. Five members of UPR's Board of Directors will join the Anadarko board, subject to Anadarko shareholder approval of the larger board.
      Comments by Bob Allison: "This merger is an excellent fit for both companies. We blend Anadarko's strengths in exploration with what UPR does best - profitable exploitation with industry-leading drilling and completion technology. The new Anadarko will have the financial strength to aggressively pursue a broader portfolio of projects. We can accelerate activity in the most prospective areas offering the best returns for shareholders. We do expect some modest cost reductions with the merger, but that's not what drives this deal. It's about complementary skills and assets that can give us dramatic growth and profitability. We expect to grow faster and beyond the levels either company could achieve individually. Given the current outlook for energy markets, now is the time to step up the pace of drilling for new energy reserves -- particularly North American natural gas. More energy for America is good news for our shareholders and it's good news for consumers as well."
      Comments by George Lindahl: "The merger provides significant benefits to UPR shareholders. It recognizes the value of our core producing assets and our portfolio of projects throughout the Americas. We bring to the new Anadarko skills and experience that are complementary to their exploration strength. UPR is an industry leader in drilling and completion technology. That expertise can now be applied to a larger asset base with stronger capital resources than ever before. This deal offers UPR's shareholders an exciting future - marked by significant increases in production, earnings and cash flow - starting this year. We will have more exposure to high-potential exploration and increased opportunity for growth in the near-term. The combined companies share a commitment to organic growth through exploration and exploitation strategies that will continue to build value for shareholders in the future."
                                    # more #

      Comments by Anadarko President and Chief Operating Officer John Seitz:
"Anadarko has spent years developing what I believe to be the best team of energy explorers in the business and providing them the best available technology. Our team has delivered consistent growth in production and reserves and found a dozen giant oil and gas fields over the past 20 years. In recent years, our team has identified more outstanding drilling opportunities than we could fund with available cash flows. This merger gives us more capital and talented people, so we can immediately go to work finding new reserves of oil and gas. With the best people in the business, we expect to generate even more impressive growth and returns for our shareholders!"
      Anadarko said the company's Growth Portfolio would be well balanced around three types of worldwide activity -- Exploration, Development and Exploitation. The new Company would also have more Financial Strength than was previously offered by either company alone.

                                GROWTH PORTFOLIO
                                ----------------

      Proved Reserves -- The combined companies' proved reserves would be equally split between crude oil and natural gas and equivalent to 1.94 billion barrels of oil (BOE) or about 11.65 Trillion cubic feet of gas (Tcfe). About 80 percent of total reserves are in North America and 20 percent in international areas. At current expected production rates, the reserve life index of the combined companies would be 10.8 years.
      Exploration -- The merger combines exploration projects now underway in both companies in some of the highest potential areas of the world today. To date, Anadarko has identified over 100 exploration prospects from the combined companies' portfolio with over 11 billion barrels of net un-risked reserve potential. In the U.S., significant reserve potential exists in a number of exploration plays in Texas, the Gulf of Mexico (conventional, sub-salt and deepwater plays), Alaska and the Rocky Mountain areas. In foreign exploration, the new portfolio will include projects in Canada, the Sahara Desert of Tunisia, the North Atlantic Margin, and Latin America. The new Anadarko will now have the financial strength to aggressively pursue additional exploration ventures worldwide.

                                    # more #

      Development -- Near-term cash flow will benefit from a broad portfolio of development projects. Construction and development drilling are already underway to commercialize recently discovered oil and gas fields in Alaska (Alpine & Moquawkie fields), Algeria (the HBN and HBNS fields) and the Gulf of Mexico (Tanzanite & Hickory fields). In addition, large development drilling projects are planned to increase oil and gas production in Texas (the Carthage, Ozona and Giddings Fields); in Wyoming (the Wamsutter Field); and in Canada (the Hatton and Jedney fields). In 2001, these development projects should generate over 10 million BOE of new production with even higher levels in 2002.
      Exploitation -- Significant growth opportunity has been identified in existing fields, where in-fill and step-out drilling, state-of-the-art technologies in reservoir engineering, drilling, completion and production can be used to extend field limits, increase production and recover more reserves. Many projects represent a blend of exploration and development such as the Bossier Play in East Texas. To date, Anadarko has identified over 50 such projects in the inventory of the combined company. Net potential reserves from these projects are one billion BOE (un-risked).
      The new company will play a major role in the growing North American natural gas market.(1) Based on 1999 data for all energy companies (independents and majors), Anadarko will now rank as the 6th largest natural gas producer in North America, and the 5th largest holder of natural gas reserves. (See Attachments). The new Anadarko will hold significant acreage positions and drilling opportunity in most of the high-potential, gas-rich basins of North America, including Western Canada, and the U.S. basins of the Rocky Mountains, the Mid-continent, Texas, and the Gulf of Mexico. These basins today account for 90% of U.S. gas supply.
                                    # more #


------------
(1) A 1999 study by the National Petroleum Council predicted US natural gas consumption would grow from 22 Tcf in 1998 to 26 Tcf in 2005 and reach 31 Tcf in 2015.

                               FINANCIAL STRENGTH
                               -------------------

      Earnings and Cash Flow -- Anadarko believes the proposed merger will be immediately accretive to both cash flow and earnings. Anadarko estimates that if the companies were combined for the year 2000, cash flow would have been about $1.8 billion (or about $7.50 per share). For the year 2001, given the current outlook for commodity prices, cash flow is expected to increase further, to more than $2 billion (or about $9.00 per share).
      Balance Sheet - The new Anadarko will have a stronger balance sheet than either company had individually. This increased financial strength should give the new Anadarko continued access to capital markets to continue its drilling and development projects around the world. Anadarko will utilize full-cost accounting for the combined company. On a pro-forma consolidated basis as of year-end 1999, the combined companies would have had a total capitalization of $10 billion, comprised of $5.9 billion of equity and $4.1 billion of debt. The debt to total capitalization ratio would be 41%. The average maturity life of the debt would be 21 years, and the average annual interest rate would be 7.11%.
      Credit Suisse First Boston and Wachtell, Lipton, Rosen & Katz served as advisors to Anadarko for this transaction. Advisors to UPR were the firms of Simmons and Company, Goldman Sachs, and Morgan, Lewis and Bockius.

                            SUMMARY TRANSACTION TERMS
                            -------------------------


o Exchange Ratio          0.4550 APC shares for each UPR Share
o Accounting Structure    Purchase Accounting/Full Cost
o Tax Structure           Tax Free Merger
o Capitalization          Debt-Cap Est. @ 41%
o Company Name            Anadarko Petroleum Corporation
o Headquarters            Houston, Texas
o Board of Directors      8 APC, 5 UPR (proposed)
o Target Closing Date     July 2000

                                    # more #

                           FORWARD LOOKING STATEMENTS
                           --------------------------

      Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these risks and uncertainties are described in Anadarko's and UPR's SEC filings and reports and exhibits to those reports, and include (but are not limited to), the costs and difficulties related to the integration of acquired businesses, commodity pricing and demand, exploration and operating risks, development risks, and the costs and other effects of governmental regulation and legal and administrative proceedings. Anadarko and UPR undertake no obligation to publicly update or revise any forward-looking statements.
      All stockholders should read the proxy statement/prospectus concerning the merger that will be filed with the SEC and mailed to stockholders. The proxy statement/prospectus will contain important information that stockholders should consider before making any decision regarding the merger. Stockholders will be able to obtain the proxy statement/prospectus, as well as other filings containing information about Anadarko Petroleum Corporation and Union Pacific Resources Group Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from the Corporate Secretary of the appropriate company.

                 CERTAIN INFORMATION CONCERNING PARTICIPANTS
                 -------------------------------------------

      Anadarko Petroleum Corporation ("Anadarko") and certain other persons named below may be deemed to be participants in the solicitation of proxies of Anadarko's stockholders to approve the issuance of Anadarko's common stock.

                                      # more #

       The participants in this solicitation may include the directors of
Anadarko: Conrad P. Albert, Robert J. Allison, Jr., John N. Seitz, Larry Barcus, James L. Bryan, Ronald Brown, John R. Butler, Jr., and John R.
Gordon; the following executive officers of Anadarko: Robert J. Allison, Jr., (Chairman and Chief Executive Officer), John N. Seitz (President and Chief Operating Officer), Michael E. Rose (Senior Vice President, Finance), Charles
G. Manley (Senior Vice President, Administration) and William D. Sullivan (Vice President, International Operations); and the following other members of management and employees of Anadarko: A. Paul Taylor, Jr. (Investor Relations) and James A. Canino (Public Affairs). As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1.5% of Anadarko's common stock, or in the aggregate in excess of 4% of Anadarko's common stock.
      Except as disclosed above, to the knowledge of Anadarko, none of the directors or executive officers of Anadarko or the employees or other representatives of Anadarko named above, has any interest, direct or indirect, by security holdings or otherwise in Anadarko.

                                # # # # # # #

For additional information, contact:

Analysts and Investors:                               Media:
-----------------------                               ------
A. Paul Taylor - Anadarko                             Tony Canino - Anadarko
Phone:  281-874-3471                                  Phone:  281-873-3855

Patrick Mooney - UPR                                  Dan Sullivan - UPR
Phone:  817-321-7169                                  Phone:  817-307-6286

David Larson - UPR
Phone:  817-321-7294

[ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO
                          NORTH AMERICAN GAS PRODUCTION

[Bar graph illustrating the following data:

COMPANY             GAS PRODUCTION, BCF/YEAR
-------             -------------------------

XON/MOB             1,479
BPA                 1,082
SHL**                 787
BR                    699
CHV                   669
New APC               634
TX*                   550
ARC                   540
UPR                   464
VRI                   401
P                     380
UCL*                  329
COCa                  316
EOG                   281
MRO                   275
OXY                   242
APA                   205
DVN                   199
KMG                   191
APC                   170]

*  Data for U.S. only, Canadian data unavailable
** Data for 1998, total North American data for 1999 unavailable

[ANADARKO PETROLEUM CORPORATION LOGO]

                                      THE NEW ANADARKO
                                NORTH AMERICAN GAS RESERVES

[Bar graph illustrating the following data:

COMPANY             PROVED GAS RESERVES, TCF
-------             -------------------------
XON/MOB             16.3
BPA*                12.0
BR                   7.4
SHL**                7.0
New APC              5.8
ARC                  5.2
TX*                  4.2
P                    3.9
CHV*                 3.8
UPR                  3.3
VRI                  2.7
EOG                  2.5
APC                  2.5
COCa                 2.2
MRO                  2.1
DVN                  1.9
OXY                  1.8
UCL                  1.7
APA                  1.6
KMG                  1.2]

*  Data for U.S. only, Canadian data unavailable
** Data for 1998, total North American data for 1999 unavailable

[ANADARKO PETROLEUM CORPORATION LOGO]


                                    THE NEW
                                   ANADARKO -
                                      NORTH
                                    AMERICAN
                                   GAS ASSETS

          [Map of North America showing activity areas and land grant]

[ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO
                               WORLDWIDE ACTIVITY

 [Map of the world highlighting Company's core areas and other activity areas.]

                          SCHEDULE OF INVESTOR MEETINGS
                          -----------------------------

                      ANADARKO AND UNION PACIFIC RESOURCES
                      ------------------------------------



MONDAY, APRIL 3, 2000 - NEW YORK CITY
-------------------------------------

9:00 a.m. (EDST)                                Simulcast Conference Call
St. Regis                                       Dial 913-981-5509
Fontainebleau Room - Second Floor               Confirmation: 531722
5th @ 55th Street                               Replays @ 402-220-6969
New York, NY

TUESDAY, APRIL 4, 2000 - NEW ORLEANS (HOWARD WEIL CONFERENCE)
-------------------------------------------------------------

Presentation Time To Be Announced
Sheraton Hotel
500 Canal Street
New Orleans, LA

WEDNESDAY, APRIL 5, 2000 - BOSTON
---------------------------------

9:30 a.m. (EDST)
Four Seasons Hotel
Ballroom, Salon B - Second Floor
200 Boyston Street
Boston, MA

THURSDAY, APRIL 6, 2000 - DENVER
--------------------------------

12:30 p.m. (MDST)
Top of the Rockies - Denver Petroleum Club
Bell Creek Room, 37th Floor
555 17th Street
Denver, CO

FOR MORE INFORMATION CALL
281/874-3491

CONFERENCE CALL INSTRUCTIONS:
-----------------------------


To participate in the Conference Call:

      1) MONDAY, APRIL 3, 2000
      2) DIAL 913-981-5509 ABOUT 20 MINUTES PRIOR TO 9:00 A.M. (EST)
      3) REFER TO CONFIRMATION #531722, AND YOU WILL BE CONNECTED.


                       COMPUTER ACCESS TO CONFERENCE CALL
                       ----------------------------------

Anadarko will offer graphics during the call that may be viewed on your computer over the Internet. To view these graphics, please visit Anadarko's home page at www.anadarko.com. However, you will need to advance them during the call. A password will be given at the beginning of the call for access to the presentation materials.